American Stock Exchange
Information Session
May 16, 2008
Filed by The Amex Membership Corporation
Pursuant to Rule 425 under the
Securities Act of 1933, as amended
Subject Companies:
NYSE Euronext (Commission File No. 333-149480)
The Amex Membership Corporation

Forward Looking Statements
Cautionary Note Regarding Forward-Looking Statements
Certain statements in this presentation may contain forward-looking statements, including forward-looking statements within the meaning of the Private
Securities Litigation Reform Act of 1995. Such forward-looking statements include, but are not limited to, statements concerning NYSE Euronext’s and
Amex’s plans, objectives, expectations and intentions and other statements that are not historical or current facts.  Forward-looking statements are based on NYSE Euronext’s and Amex’s current expectations and involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such forward-looking statements.  Factors that could cause NYSE Euronext’s and Amex’s results to differ materially from current expectations include, but are not limited to: NYSE Euronext’s and Amex’s ability to implement their respective strategic initiatives, economic, political and market conditions and fluctuations, government and industry regulation, interest rate risk and U.S. and global competition, and, in the case of NYSE
Euronext, other factors detailed in NYSE Euronext’s reference document for 2007 (“document de référence”) filed with the French Autorité des Marchés
Financiers (Registered on May 15, 2008 under No. 08-054), 2007 Annual Report on Form 10-K, and other periodic reports filed with the U.S. Securities and Exchange Commission or the French Autorité des Marchés Financiers. In addition, these statements are based on a number of assumptions that are subject to change.  Accordingly, actual results may be materially higher or lower than those projected.  The inclusion of such projections herein should not be regarded as a representation by NYSE Euronext or Amex that the projections will prove to be correct.  This presentation speaks only as of this date. NYSE Euronext and Amex disclaim any duty to update the information herein.
IMPORTANT INFORMATION WITH RESPECT TO THE MERGER
In connection with the proposed acquisition by NYSE Euronext of The Amex Membership Corporation (“MC”), NYSE Euronext has filed with the U.S.
Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 (File No. 333-149480).  The SEC declared the Registration
Statement on Form S-4 effective on May 8, 2008.  The parties have filed and will file other relevant documents concerning the proposed transaction with the SEC. MC MEMBERS ARE URGED TO READ THE FINAL PROXY STATEMENT / PROSPECTUS REGARDING THE PROPOSED
TRANSACTION, BECAUSE IT CONTAINS IMPORTANT INFORMATION.  MC members can obtain a free copy of the final proxy statement /
prospectus, as well as other filings containing information about NYSE Euronext and Amex without charge, at the SEC’s website (http://www.sec.gov).
Copies of the final proxy statement/prospectus can also be obtained, without charge by directing a request to MacKenzie Partners, Inc., 105 Madison
Avenue, New York, New York 10016, call Toll-Free: (800) 322-2885, call Collect: (212) 929-5500, e-mail:
proxy@mackenziepartners.com.
This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of
1933, as amended.

Background
Transaction was the result of a thorough review of Amex’s strategic alternatives
Events
Board initiates review of strategic alternatives including
demutualization
January 2006
Morgan Stanley & Co. Incorporated retained as financial advisor
Engaged with strategic and private equity parties
January 2007
Participated in discussions concerning strategic alternatives and facilitated comprehensive due diligence processes with various parties including 4 securities exchanges and a consortium of private investors
March 2007 –
January 2008
Announced transaction with NYSE Euronext
January 17, 2008

Transaction Overview
$260MM of NYSE Euronext stock plus additional shares of
NYSE Euronext stock based on Net Proceeds from sale of
Amex’s headquarters subject to certain timing and other
conditions (1)
No survival of representations and warranties beyond closing
May not solicit other offers
May entertain unsolicited offers, subject to a $10MM “breakup fee”
Amex member approval required
Regulatory approvals
Absence of Amex Material Adverse Effect
Consideration:
Certain
Terms:
Certain
Conditions:
Deal Summary
Note: (1) Please refer to the Merger Agreement and Form S-4 filing for details on the calculation of Net Proceeds

Current Status of the Transaction
HSR Clearance
Clearance obtained on March 6, 2008
Proxy Statement / Prospectus on Form S-4
Declared effective on May 8, 2008
Proposed Corporate Governance Rule Changes on Form 19b-4
Confidentially submitted initial draft to the SEC on April 11, 2008
Expect to confidentially submit revised draft by late-May
Real Estate Sale Process
Marketing materials for Amex’s headquarters distributed to potential buyers in April
Cushman & Wakefield currently marketing and running sale process for Amex headquarters
Member Vote
Member vote expected at special meeting to be held on June 17, 2008

Challenging Operating Environment
Market share declining across product lines
Declining revenue
Operating losses each year since 2001
Difficulties with technology upgrades and
competitiveness
High cost to operate Amex
Intense price competition
Difficulties with Reg NMS order routing
Conversion to electronic exchange model risky
Unlikely to materially improve in the foreseeable future
0
10
20
30
40
50
60
2005 2006 2007
Amex Market Share in Amex-Listed Equities (%) (1) (2)
Source: Company Data
0
4
8
12
16
20
2005 2006 2007
Amex U.S. ETFs Market Share (%) (1) (3)
Source: Company Data
0
4
8
12
16
20
2005 2006 2007
Amex U.S. Equity Options Market Share (%) (1)
Source: Company Data
6.5%
3.3%
24.4%
Notes: (1) Monthly market share tracked through December 2007. Numerical percentages identified as of December 2007
(2) Includes listed company equities, structured products, and closed-end funds
(3) Includes UTP

Merger Considerations
Attractive Value Realization
Equity value equal to $260MM of NYSE Euronext stock for Amex operations
Additional shares of NYSE Euronext stock based on Net Proceeds from sale of Amex’s headquarters subject to certain timing and other conditions
–
Cushman and Wakefield currently marketing Amex’s headquarters
Liquidity / Tax Benefits
Greater liquidity of NYSE Euronext stock (versus Amex membership interest)
No holding period for NYSE Euronext stock received by MC members in the transaction
Structured as a tax-free exchange
Strategic / Operating Benefits
Technology and operating expense synergies
Benefits from NYSE Euronext’s leading reputation, technology, platform, volume and liquidity
Diversification of businesses
Improved positioning of NYSE Arca and Amex ETF listing and trading businesses as well as closed-end funds and structured products
Risks
Discussed under “Risk Factors” and “The Mergers – MC and Amex’s Reasons for the
Mergers” on Form S-4

OCC Facts
The Options Clearing Corporation (“OCC”), founded in 1973, is the world’s largest equity derivatives clearing organization
–
Equally owned by 5 participant exchanges that trade options, including Amex
(1)
OCC
bylaws permit the OCC to charge fees only to cover operating expenses and reserves:
– Excess fees refunded to Clearing Members,
not equity holders, since OCC’s inception
– Approval of 2/3 of the Board and unanimous shareholder approval to amend the bylaw fee provision
Equity owners only represent a
minority
of OCC’s 16 person Board and have limited voting rights:
–
Amex has a right to appoint
1 director to the 16 person Board
– 9 out of the 16 directors are Clearing Members
or their representatives
Shares held by equity owners are subject to transfer restrictions, including a right of first refusal
in favor of
OCC;
if exercised,
OCC would pay Amex the lesser of $333,333
or the aggregate
book value for the shares
Amendments to the OCC arrangements described above (including the bylaw fee provision) would encounter significant business and legal challenges; approvals would be required from the OCC
Board, the participant exchanges and the SEC pursuant to the constituent documents of OCC and/or applicable law
(2)
Ownership stake in OCC
was identified for potential acquirors
Note: (1) Other owners include the Chicago Board Options Exchange, International Securities Exchange (Deutsche Börse), NYSE Arca, and the Philadelphia Stock Exchange. The Boston Stock
Exchange is also a participant exchange but is not an equity owner of OCC and therefore does not have the same rights as the other 5 participant exchanges
(2) More information available at www.optionsclearing.com and by contacting the Delaware Secretary of State at (302) 739-3073

Conclusion
Operating environment for Amex continues to be challenging
Financial performance has declined and material improvement in the foreseeable future on a standalone basis is unlikely
The Board of Directors of MC and the Board of Governors of Amex diligently and thoroughly sought strategic alternatives for Amex over a period of two years
Retained Morgan Stanley as financial advisor to pursue discussions with, and respond to, interest from various potential partners
Actively engaged in multiple due diligence processes with various parties from March 2007 –
January 2008
NYSE Euronext’s offer of $260MM in NYSE Euronext stock plus the contingent consideration based on the Net Proceeds from the sale of Amex’s headquarters provided the best option of obtaining value for the seatholders of Amex
Additional benefits from a combination with NYSE Euronext
–
Improved liquidity and tax efficient structure
–
Strategic / operational synergies